Exhibit 99.1

Nevada Geothermal Power Inc. named as part of 2010 TSX Venture 50

Vancouver, B.C. (February 5, 2010) – TSX Venture Exchange today announced that Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) has been named as one of the TSX Venture 50, a ranking of strong performers listed on TSX Venture Exchange. TSX Venture 50 is comprised of 10 emerging companies in five industry sectors that have been identified as leaders in Canada’s public venture market.

“It is an honour to be named as part of this year’s TSX Venture 50,” said Brian Fairbank, President & CEO, NGP. “Our listing on the TSX Venture Exchange has provided us with the ideal environment to meet our growth goals and objectives.”

The 2010 TSX Venture 50 were selected based on four equally weighted criteria that include return on investment, trading, analyst coverage and market capitalization growth in Cleantech, Diversified Industries, Mining, Oil & Gas and Technology and Life Sciences sectors.

“We are pleased to celebrate the 2010 TSX Venture 50,” said John McCoach, President, TSX Venture Exchange. “These outstanding companies are proven leaders in their respective sectors and we are proud to have them listed on TSX Venture Exchange. We wish them all continued success.”

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada, and Crump Geyser, Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The information contained herein is for information purposes only and is not an invitation to purchase securities listed on TSX Venture Exchange and/or Toronto Stock Exchange. TMX Group Inc. and its affiliates do not endorse or recommend any securities referenced. Neither TMX Group Inc. nor its affiliated companies represents, warrants or guarantees the accuracy or the completeness of the information. You should not rely on the information contained herein for any trading, business or financial purposes. TMX Group Inc. and its affiliates assume no liability for any errors or inaccuracies herein or any use or reliance upon this information.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com